SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of November, 2010

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]    Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein are copies of unofficial translations from Hebrew of each of (i) a Shareholder's Position in connection with the Company's special general meeting of shareholders scheduled for December 29, 2010 and (ii) the Company's Board of Director's Response to the Shareholders' Response, both as filed with the Israeli Securities Authority on November 29, 2010.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s Registration Statement on Form F-3 (Registration No. 333-128847) and its Registration Statements on Form S-8 (Registration Nos. 333-139021 and 333-111932).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          TEFRON LTD.
                                          (Registrant)

                                          By: /s/ Eran Rotem
                                          ----------------------
                                          Name: Eran Rotem
                                          Title: Chief Financial Officer

                                          By: /s/ Hanoch Zlotnik
                                          ----------------------
                                          Name: Hanoch Zlotnik
                                          Title: Treasurer

Date: November 30, 2010

                      [UNOFFICIAL TRANSLATION FROM HEBREW]

                             GISSIN & CO., ADVOCATES

                                         GISSIN & CO., ADVOCATES

                                                       GUY GISSIN, ADV.
                                                       TOMER ALTMAN, ADV.
                                                       YOEL FREILICH, ADV.
                                                       ROY MILLER, ADV.
                                                       TAL BAR- YOSHAFAT, ADV.
                                                       GIL CHERCHI, ADV.
                                                       SAGI NATAN, ADV.
                                                       OREN BIALER, ADV.
                                                       CARMIT GOLAN-ABU, ADV.
                                                       LIRON MAOR, ADV.
                                                       DIKLA SIMCHI ADV.
                                                       SIGAL RUSSAK GISSIN, ADV.

                                   Tel-Aviv, November 25, 2010 Tel Aviv

Mr. Arnon Tiberg, Chairman   Meir Shamir, CEO         Norfet L.P. c/o Mr. Yishai
Mr. Amit Meridor, CEO        Mivtach Shamir           Davidi
Mr. Aviram Lahav, External   Holdings Ltd
Director                     27 Habarzel Street,
Mr. Eli Admoni,  External    Tel- Aviv 60710
Director                     SHAREHOLDER              SHAREHOLDER
Mr. Avi Zigelman, Director
Mr. Meir Shamir, Director
Mr. Guy Shamir, Replacement
Director
Mr. Zvi Limon, Director
Ms. Shirit Kasher, Director
Mr. Ishai Davidi, ex-Director
TEFRON LTD.
94 DERECH EM-HAMOSHAVOT
PETAH TIKVA 49527

                                                               WITHOUT PREJUDICE
                                                               EXTREMELY URGENT
Dear Sir/Madam,

RE: TEFRON LIMITED - IMMEDIATE REPORT OF NOVEMBER 24, 2010 AND SHAREHOLDERS' MEETING CONVENED FOR NOVEMBER 29, 2010

On behalf of my client, Mr. Danny Magen, who holds ordinary shares of Tefron Limited (hereinafter: the "COMPANY"), and further to the telephone conversations between him and the CEO of the Company, I would refer to you urgently as follows:

1. In accordance with your Company's Immediate Report of November 24, 2010, a long list of transactions are due to be raised at the Company's General Meeting convened for November 29, 2010.

                      [UNOFFICIAL TRANSLATION FROM HEBREW]

                             GISSIN & CO., ADVOCATES

2. As set forth in the Report, the transactions "are being brought before the General Meeting as a whole for the approval of the shareholders as one resolution". The problem is that a more thorough examination of the Immediate Report shows that said transactions, and especially the way in which the shareholders are being asked to approve them (i.e. by one vote on the complete set of transactions), contain an enormous benefit worth millions of dollars to certain offerees defined in Section A of the Immediate Report (hereinafter: the "INVESTORS"). These Investors currently hold, directly or indirectly, the Company's shares and their representatives also serve as officers and Directors of the Company.

3. Note that, as distinct from "Nouvelle Investors" who it is argued are strategic investors whose investment involves input of material and important effort into the Company, the Investors are PURELY AND SIMPLY FINANCIAL INVESTORS. Moreover, not only do the Investors not currently hold a core control in the Company, they do not even hold a "Control Block" as these terms are defined in law. Despite this, as part of the deal, these same parties are in effect attempting to get, a "control premium" worth millions of dollars, at the expense of the public shareholders, all by conducting the "Transaction" as defined in the Immediate Report in the way it proposes. Their pursuit of that objective even raises real suspicions of a breach of a number of the law's provisions, all as set forth briefly hereinunder.

4.   THE NEGOTIATIONS WITH THE INVESTORS CONCERNING THE INVESTMENT IN THE
     COMPANY

     4.1 In Section 7.3 of the Immediate Report, it is reported that the consideration determined as part of the investment agreements with the Investors "WAS DETERMINED IN NEGOTIATIONS BETWEEN THE COMPANY AND EACH OF MIVTACH SHAMIR AND RIMON, ZILKHA AND FIMA, SEPARATELY, BASED ON THE SHARE PRICE DETERMINED IN THE CONTEXT OF THE INVESTMENT AGREEMENT WITH NOUVELLE INVESTORS (the emphasis is mine - G.G.).

     4.2. THIS STATEMENT RAISES MANY QUESTIONS. FOLLOWING ARE SOME OF THE INITIAL QUESTIONS RAISED:

          (a) Since the Investors (or any of their directors or controlling shareholders in them) serve as officers in the Company, who actually "conducted" the negotiations on behalf of the Company?

          (b) Why did those same parties who conducted the "separate" negotiations with the Investors (the financial ones as previously mentioned) on behalf of the Company not see fit to demand the payment of a premium from the Investors over and above the price demanded of the strategic investors - Nouvelle Investors?

          (c) Why did those parties that conducted the "separate" negotiations with the Investors (the financial ones as previously mentioned) on behalf of the Company agree that their investment should be subject to and conditional on completing the negotiations and the entering into this deal with Nouvelle and with Nouvelle Investors? It is clear that as financial investors, their investment in the Company at the same time as the investment of Nouvelle Investors and the entry of their operations is in fact practically without risk.

                      [UNOFFICIAL TRANSLATION FROM HEBREW]

                             GISSIN & CO., ADVOCATES

          (d) In light of the fact that the Investors or someone on their behalf serve as officers in the Company, and naturally were involved in the negotiations conducted with Nouvelle and Nouvelle Investors prior to the reporting of the transactions to the public, is it possible that they were privy to inside information (as this term is defined in the Securities Law, 5728-1968), at the time they were conducting negotiations "separately" "with the Company"?

     4.3 The Immediate Report comprises 225 pages. However, the Report does not answer these disturbing questions or any one of them. What can be gathered from the Report are the results of those "separate negotiations" someone conducted in the Company's name with the Investors.

          (a) As set forth in Sections 1.4 and 1.5 of the Immediate Report, the Investors (each of them in proportion to its share), will purchase as part of the transaction 1,190,475 ordinary shares of the Company for USD 2.1 per share (NIS 7.6 at the representative rate), a total of USD 2.5 million (NIS 9,050,000 at the representative rate).

          (b) The price of each share on the TASE at the end of the trading day on November 24, 2010 was NIS 13.61. The value of the shares to be purchased by the Investors, if and insofar as the entire "Transaction" is approved, will therefore be NIS 16,202,364. THAT IS TO SAY WHEN THE SHARES ARE PURCHASED THE INVESTORS CAN BE EXPECTED TO MAKE A PROFIT OF 80%, A TOTAL OF NIS 7,152,364.

     4.4 There is no doubt that the main reason for the substantial increase in the value of the Company's shares on the TASE was the announcement of the strategic deal with Nouvelle and Nouvelle Investors. Some would even argue that when the deal actually goes through and the uncertainty that still shrouds it is removed, the share may even rise significantly. The point is that this is precisely what is problematic about the entire affair. Those same "Investors" at the time they were conducting the "separate negotiations" with the Company on their investment, knew very well about the negotiations and the agreement being concluded at the same time with Nouvelle and Nouvelle Investors. I wouldn't be at all surprised if they (or someone on their behalf) actually handled the contacts and the agreements with Nouvelle and Nouvelle Investors. Moreover, as part of the negotiations it was stipulated that the Investors' investment would be subject to and made at the same time as the completion of the Nouvelle deal and the investment of Nouvelle Investors. So not only did the investors have additional "inside information" at the time the negotiations were being conducted (and it hardly seems necessary to elaborate on the significance of this), but they even went into a completely risk-free deal.

                      [UNOFFICIAL TRANSLATION FROM HEBREW]

                             GISSIN & CO., ADVOCATES

5. CREATION OF A CONTROL CORE

     5.1 But it would appear that not even this was enough to satisfy the Investors. Not only were they buying shares in a risk-free deal while ostensibly in possession of additional inside information and while allowing themselves to enter into a "risk-free" deal. The Immediate Report also notes that:

          "TO THE BEST OF THE COMPANY'S KNOWLEDGE, THE NOUVELLE GROUP AND MIVTACH SHAMIR ARE EXPECTED TO ENTER INTO A SHAREHOLDERS' AGREEMENT, WHICH SHALL GRANT THEM A JOINT HOLDING IN THE COMPANY'S SHARES. ACCORDINGLY, IT IS HEREBY EMPHASIZED THAT THE APPROVAL OF THE COMPANY'S SHAREHOLDERS IS REQUIRED INTER ALIA IN ACCORDANCE WITH THE PROVISIONS OF SECTION 328 (B) (1) OF THE COMPANIES LAW, AS A PRIVATE OFFER THE OBJECT OF WHICH IS TO GIVE THE SHAREHOLDERS IN THE NOUVELLE AND MIVTACH SHAMIR GROUP, JOINTLY, MORE THAN 45% OF THE VOTING RIGHTS IN THE COMPANY..."

     5.2 Therefore, not only are the Investors receiving a substantial discount on their risk-free purchase of shares but at the same time they are even assuring for themselves the creation of a control core which will give them a "control premium" in the future which they do not have at present.

     5.3 There is not enough room here to detail the nature and importance of Clause 328 of the Companies Law. It need only be said that its objective is to allow investors from the public to share in any additional economic value that is created for the controlling shareholders when they take for themselves a "control premium" to which they were not previously entitled.

     5.4 TO REPEAT - the shareholders from the public are being asked to vote on all the aforementioned commercial steps "AS A WHOLE FOR THE APPROVAL (OF THE SHAREHOLDERS) AS ONE RESOLUTION, and thus enable the Investors to form a control core without shareholders from the public benefiting from the process or getting the return for their consent to creating for all or any of the a control premium that they do not currently have.

6. PRESERVING THE STRATEGIC COMMERCIAL OPPORTUNITY CREATED FOR THE COMPANY

     6.1 There is no doubt that the contract with Nouvelle and Nouvelle Investors creates an important and strategic opportunity for the Company to create and unlock value, including a significant flow of orders (let us hope) for the Company's current excess production capacity. The rise in the share price since the publication of the planned deal shows that this is how even shareholders in the capital market view it.

     6.2 My client is also aware that there is a tight schedule for completing the strategic deal with Nouvelle and obviously, as a shareholder in the Company, he is extremely concerned about the possibility that the deal (with Nouvelle) will not go through. Therefore, and so as not to jeopardize the timetable of the deal with Nouvelle, you are hereby required to declare and add to the agenda of the Company's meeting a note clarifying that the approval of the planned deal is subject to and conditional on the Company, its officers and the Investors undertaking to publish and make, no later than 3 months from the date the transaction is approved, a rights issue to all the Company's shareholders as part of which every investor from the public will be entitled to purchase shares at the same price offered to the Investors to an amount that will be determined proportionately to the amount of shares offered to the Investors, in proportion to their holdings in the Company prior to entering into the investment agreements with it.

                      [UNOFFICIAL TRANSLATION FROM HEBREW]

                             GISSIN & CO., ADVOCATES

               The Investors themselves, or someone on their behalf or entities connected with them, will undertake not to take advantage of and not to sell the rights to which they will be entitled in the context of the issue.

     6.3 It is self-evident that the abovementioned undertaking of the Company and the Investors should be backed by guarantees of an appropriate economic value, to be decided on and approved during the planned meeting.

     6.4 In this way it will be possible to close the entire deal according to the published Immediate Report, but the shareholders from the public will benefit from the same terms, proportionately, as those given to the Investors.

     Thus the additional and inappropriate advantage that the Investors and officers in the Company unlawfully gave themselves will be partly neutralized (probably too little and too late).

7.   CONCLUSION

     7.1  You are required to act as stated in paragraph 6 above.

     7.2 Please consider this letter as a shareholder's request pursuant to CLAUSE 88 (B) OF THE COMPANIES LAW, 5769-1999. Please publish this letter in the MAGNA system as a "POSITION NOTICE" in advance of the general meeting convened for November 29, 2010.

     7.3 Nothing in the above or in anything missing from it exhausts my client's arguments or constitutes a waiver of any remedy, right, claim or grounds he may have in respect of any of the parties involved in the matters that are the subject of this letter.

                                                         Yours faithfully,
                                                         [Signature]

                                                         Guy Gissin, Adv.

                                                         Gissin & Co., Advocates

          cc: Danny Magen

38 HABARZEL ST., ENTRANCE B, 6TH FL. TEL-AVIV 69710 ISRAEL
TEL: 972-3-7457777  FAX: 972-3-7467700          E-MAIL: OFFICE(C)GISSINIAW.CO.IL

                      [UNOFFICIAL TRANSLATION FROM HEBREW]

                                   TEFRON LTD.

                                 ("THE COMPANY")

                                                               November 29, 2010

     RE: RESPONSE BY THE BOARD OF TEFRON LTD. TO THE SHAREHOLDERS' POSITION ANNOUNCEMENT

Pursuant to the provisions of section 88 of the Companies Law, 5759-1999 (hereinafter: "the Law") and to section 6 of the Companies Regulations (Voting in Writing and Position Announcements), 5766-2005, we are pleased to present the response of the Company's board to the position announcement sent to the Company by Attorney Guy Gissin, as the client of Mr. Danny Magen, a shareholder in the Company, which was published by the Company, on November 29, 2010 (hereinafter:
"THE SHAREHOLDER" and "THE POSITION ANNOUNCEMENT", respectively). It should be noted already at the outset that the Company's board is of the opinion that the claims made in the Position Announcement are unfounded and tainted with a lack of understanding of the particulars of the Transaction and the chronological sequence of events.

     1.   BACKGROUND

          On November 24, 2010 the Company published an immediate report (as amended on November 29, 2010) (reference number: 2010-01-698151) (hereinafter: "THE IMMEDIATE REPORT") concerning the convening of a general meeting of Company shareholders for the purpose of approving several agreements within the framework of which, INTER ALIA, the Company is to purchase activity in the field of ladies' intimate apparel products of Intimes Nouvelle Seamless Inc. (hereinafter:
          "NOUVELLE"), and to invest in the company a total amount of 5,813,000 US dollars by (i) Canada Inc. 7341148, a private company incorporated in Canada controlled by Mr. Martin Lieberman (hereinafter: "NOUVELLE INVESTORS"); (ii) Mivtach Shamir Holdings Ltd. (hereinafter: "MIVTACH SHAMIR"), which is an interested party in the Company and, for the sake of caution, transactions with it are approved as transactions with the holder of a controlling interest: and (iii) Zilkha Partners, L.P. (hereinafter: "ZILKHA"); (iv) Fima Trust (hereinafter: "Fima") and (v) Rimon Investments Master Fund L.P. (hereinafter: "RIMON"), an interested party in the Company; (Mivtach Shamir investors, Rimon, Zilkha and Fima shall hereinafter be collectively called: "THE INVESTORS") in return for the private allotment of Company shares based on the value of 2.1 dollars per share and an allotment of 450,000 option deeds to Ben and Martin Lieberman (250,000 option deeds to each of them) (hereinafter collectively: "THE TRANSACTION").

          This Transaction will enable the Company to penetrate markets and new customers who are mass-market customers in North America. In the Company's assessment, such markets embody significant purchasing potential of such customers from the Company, in a manner likely to make a positive contribution to the Company's operating results, thus benefiting the Company.

          In addition, within the framework of the Transaction the Company's financing banks are supposed to increase the credit line provided by them in favor of the Company by an additional 5,000,000 dollars. The investments and loans by the said banks will grant the Company greater flexibility in the ongoing management of its activities.

          It should be noted that the Shareholder also recognizes the importance of the Transaction for the Company and notes as follows at section 6.1 of the Position Announcement:

               "THERE IS NO DOUBT THAT THE ENGAGEMENT WITH NOUVELLE AND NOUVELLE'S INVESTORS CREATE AN IMPORTANT STRATEGIC OPPORTUNITY FOR THE COMPANY TO CREATE AND BUOY ITS VALUE, INCLUDING A SUBSTANTIAL FLOW OF ORDERS (AS WE ALL HOPE) TO SATISFY THE COMPANY'S CURRENT SURPLUS PRODUCTION. THE INCREASE IN SHARE PRICES SINCE THE PLANNED TRANSACTION WAS ANNOUNCED SHOWS THAT THE SHAREHOLDERS IN THE CAPITAL MARKET SHARE THIS ASSESSMENT."

          In light of all the aforesaid, and in light of all the other grounds of the audit committee and board in favour of approving the Transaction, as set forth in section 16 of the Immediate Report, the Company's audit committee and board are of the opinion that engaging in the Transaction would be for the Company's benefit.

     2. CONDUCTING NEGOTIATIONS BETWEEN THE COMPANY AND THE INVESTORS AND THE TERMS OF THE TRANSACTION

          The Shareholder denied the fact that the Investors were given the opportunity of participating in the Transaction and investing in the Company in return for a share allotment based on a price of 2.1 dollars per share, which price is too low according to the Shareholder (in terms of the investment made by the Investors). In addition, the Shareholder expressed surprise with regard to the identity of the party who conducted the negotiations vis-a-vis the Investors, some of whom are interested parties in the Company, with regard to the extent of risk (or lack thereof) of the Investors within the framework of the Transaction and with regard to the shareholders agreement supposed to be signed with Nouvelle, Nouvelle Investors, and Mivtach Shamir.

          Below we shall present the response of the Company's board to the main arguments of the Shareholder:

          2.1 Firstly, it should be noted that the negotiations on behalf of the Company with Nouvelle and with each of the other Investors were conducted by the Company's management, headed by Company's CEO, Mr. Amit Meridor.

          2.2 Within the framework of the negotiations between Nouvelle and the Company (hereinafter collectively: the "NOUVELLE GROUP"), Nouvelle and Nouvelle Investors insisted that, INTER ALIA, an investment by Mivtach Shamir in the Company and an engagement by Nouvelle Investors in an agreement with Mivtach Shamir, which would result in the Nouvelle Group and Mivtach Shamir jointly holding the Company's core control at a rate exceeding 45% of the voting rights in the Company(1), had to be conditions precedent for the Transaction.

---------------------------
(1) Pursuant to the provisions of section 328 of the Companies Law, no acquisition shall be effected in a public company as a result of which the purchaser`s holdings exceed 45% of the voting rights in such company, if no other person holds more than forty-five percent of the voting rights in the company, other than by way of a tender offer from all the shareholders in the company. However, the aforesaid does not apply to a private bidder, provided that the acquisition has been approved by the general meeting as a private bid aimed at disposing of forty-five percent of the voting rights in the company if no person in the company holds forty-five percent of the voting rights in the company, as took place within the framework of the Transaction under consideration which is being brought for the approval of the general meeting as as a transaction which grants the Norfet Group and Mivtach Shamir more than 45% of the voting rights in the Company.

          To the Company's best knowledge, the demand by Nouvelle Investors with regard to Mivtach Shamir was designed to ensure the existence of an Israeli "anchor" investor in the Company, in other words: a well-known Israeli entity, which knows the Israeli capital market and has significant financial strength. Accordingly, Mivtach Shamir's investment in the Company constituted a condition precedent to the engagement with Nouvelle within the framework of the memorandum of understanding executed between the parties on August 19, 2010. For further particulars see section 16.6 of the Immediate Report. Furthermore, Nouvelle Investors attached significant importance to the Company being held jointly with Mivtach Shamir, which will grant the Company's management the backing required in order to implement its plans in practice and to grow.

          Due to this state of affairs, the Company's management turned to Mivtach Shamir, which agreed to participate in the Transaction, and it was obvious to all that without Mivtach Shamir's consent to invest in the Company the Transaction would not materialize.

          Mivtach Shamir made its consent to invest in the Company subject to the condition that it would not be discriminated against with regard to Nouvelle and Nouvelle Investors and that its investment in the Company would be effected on the basis of the same share price.

          It should be noted that prior to the publication of the Immediate Report it was clarified to the Nouvelle Group and to Mivtach Shamir that at this stage it would not be possible to join Norfet Limited Partnership(2) (hereinafter: "Norfet"), which holds approximately 14.5% of the entire voting rights in Company, as a party to the shareholders agreement, so that the holdings of the Nouvelle Group and Mivtach Shamir, together, would remain less than 45% of the Company's entire voting rights. Hence, Nouvelle insisted that an additional investment be made by it or by Mivtach Shamir so that its joint holdings would not exceed the 45% threshold. In light of the aforesaid, and after Nouvelle had clarified to the Company that it would agree only to a transaction structure in which the holdings of the Nouvelle Group and Mivtach Shamir together did not exceed 45% of the Company's voting rights, the audit committee and the board approved an increase of the volume of investment by Nouvelle Investors by an additional 613,000 dollars so that the holdings of the Nouvelle Group and Mivtach Shamir together would not exceed the 45% threshold since the audit committee and the broad were of the opinion that the Transaction as a whole was reasonable and fair and benefited the Company.

--------------------------------------------------------------------------------
(2) To the Company's best knowledge, the general partner in Norfet, is jointly controlled by Mivtach Shamir and Fimi 2001 Ltd.

     2.3 An additional condition precedent, which Nouvelle insisted on, is that the Company will reach a settlement with its financing banks (hereinafter: "THE BANKS"), to Nouvelle's satisfaction. Accordingly, simultaneously with the negotiations with Nouvelle concerning the final wording of the agreements, the Company's management approached the Banks in order to receive their approval for a settlement within the framework of which the credit line and the loans provided in favor of the Company would be increased and the financial criteria fixed in the existing agreements with the Banks updated.

          Within the framework of the negotiations being conducted with the Banks the latter made their consent subject to provide additional financing to the Company subject to the provision that the shareholders of the Company invest an additional amount in the Company of approximately 1.2 million dollars.

          In this context should be noted that in the course of the negotiations Nouvelle emphasized the importance that the agreements between it and the Company would be executed and performed as soon as possible; the company was advised that this was due to the fact that within the framework of the Transaction Nouvelle was preparing to close its plant in Montreal Canada and to dismiss its workers at the plant and any delay in the execution of the agreements and the performance thereof would mean a delay in the closure of such plant, which would result in additional costs for Nouvelle.

          Due to the urgent need to find an investor who would agree to invest
          1.2 million dollars in the Company under the time pressure described above the company approached Mr. Zvi Limon, a director of the Company, to investigate the possibility of his investing the said amount. Mr Zvi Limon granted his consent to effecting the said investment and recruited the bodies Fima and Zilkha for the purpose of providing the complete amount of 1.2 million dollars with the shortest amount of time and subject to the condition that the investment would be made based on a share price additional to the one for which Nouvelle's investment in the company would be made.

          IN THIS CONTEXT IT SHOULD BE NOTED THAT THE RIGHT ISSUE PROCESS IN A COMPANY SUCH AS TEFRON, ALTHOUGH POSSIBLE, IS AN EXPENSIVE AND VERY TIME-CONSUMING ONE. TEFRON'S SHARES ARE TRADED BOTH ON THE TEL AVIV STOCK EXCHANGE LTD (HEREINAFTER: "THE STOCK EXCHANGE"), AND ON THE OVER-THE-COUNTER BULLETIN BOARD (HEREINAFTER: "OTCBB"), WHICH REQUIRES THE PUBLICATION OF A PROSPECTUS BOTH IN ISRAEL AND IN THE US AND COORDINATION BETWEEN THE ISRAELI SECURITIES AUTHORITY, THE STOCK EXCHANGE, THE OTCBB AND THE US SECURITIES AND EXCHANGE COMMISSION (HEREINAFTER: "THE SEC"). IN THE AFOREMENTIONED CIRCUMSTANCES THE COMPANY DID NOT HAVE THE AMOUNT OF TIME REQUIRED TO ENABLE AN INVESTMENT OF 1.2 MILLION DOLLARS WITHIN THE FRAMEWORK OF THE RIGHT ISSUE.

     2.4 Regarding the share price for the purposes of the Transaction, this was discussed in negotiations between the Company and Nouvelle, and it was eventually set according to a weighted average of the share price in the 90 days of trade preceding August 19, 2010, the date on which the memorandum of understanding was executed. Moreover, in the period preceding execution of the memorandum of understanding, the Company's traded share price was going down. Thus, 2.1 dollars per share represented a premium paid to Nouvelle, the Nouvelle Investors, and the Investors, at a rate of approximately 22% above the average weighted price for Company shares on the Stock Exchange in the 60 days of trade that preceded execution of the memorandum of understanding and a premium at a rate of approximately 12% above the average weighted price for Company shares on the Stock Exchange in the 30 days of trade that preceded execution of the memorandum of understanding.

          It is thus clear that all the Shareholder's arguments, that the price embodied a benefit intended only for Nouvelle and Nouvelle Investors, are unfounded, as the price was set according to market conditions, whereby the price of 2.1 dollars per share was significantly higher than the share price on the Stock Exchange in the period shortly prior to the execution of the memorandum of understanding.

          Another error in the Shareholder's Position Announcement relates to the examination, in retrospect, of the share price for the purposes of the Transaction - 2.1 dollars, compared with the share price on the Stock Exchange at the end of trading on November 24, 2010. As aforesaid, the price of 2.1 dollars per share reflected market assessments of the Company before the Transaction was carried out, while the share price on November 24, 2010 reflected market assessments of the Company's shares after the Company had reported the memorandum of understanding between it and Nouvelle and after the Company had reported the execution of the final agreements with regard to the Transaction(3). It may reasonably be assumed that the main increase in share price stemmed from the reports submitted by the Company about the Transaction.

          In this context, it should be noted that the Shareholder also states in his Position Announcement (in another section, other than the one dealing with the share price for the Transaction), that the increase in share price stemmed from the very disclosure of the Transaction:

               "THERE IS NO DOUBT THAT THE ENGAGEMENT WITH NOUVELLE AND NOUVELLE'S INVESTORS CREATE AN IMPORTANT STRATEGIC OPPORTUNITY FOR THE COMPANY TO CREATE AND BUOY ITS VALUE, INCLUDING A SUBSTANTIAL FLOW OF ORDERS (AS WE ALL HOPE) TO SATISFY THE COMPANY'S CURRENT SURPLUS PRODUCTION. THE INCREASE IN SHARE PRICES SINCE THE PLANNED TRANSACTION WAS ANNOUNCED SHOWS THAT THE SHAREHOLDERS IN THE CAPITAL MARKET SHARE THIS ASSESSMENT." (Emphasis not in the original).

     2.5 Another argument raised by the Shareholder is that the investment in the Company's shares by the investors is a risk-free one. The Company's board believes that investor willingness to join the Transaction on the terms set out above is not without risk, and accordingly should not at all be taken for granted. In general, the global financial crisis is still leaving its mark on markets worldwide, and any argument that an investment under current market conditions in a Company such as Tefron is risk-free, is patently false. Furthermore, the Company operates in a field saturated with competition, which has undergone many changes in recent years (with the changeover to manufacturing through subcontractors in the Far
          East), while the Company has in recent years shown losses (including negative EBITDA (earning before interest, tax depreciation and amortization)) and is in the throes of implementing a rehabilitation program.

---------------------------
(3) See the Company's Immediate Report dated November 17, 2010 (reference number: 2010- 01-683016).

          Moreover, as we are dealing with an investment being made as part of a private allotment of securities, a resale of securities assigned to investors will be subject to the restrictions in section 15C of the Securities Law, 5728-1968 (hereunder: "THE SECURITIES LAW"). The said restrictions on the ability of investors to sell the securities allotted to them increases even more the risk associated with investing in the Company. The aforesaid applies with even greater force in light of the fact that the terms of the Transaction, having regard, in particular, to the price per share have already been agreed upon, although the completion of the Transaction is only expected towards the end of the year and the restrictions by virtue of the provisions of section 15C of the Securities Law will apply with effect from the date of completion, so that the Investors are assuming a significant risk in the event that in the course of the period commencing from the date on which the terms of the Transaction were agreed a significant deterioration in the condition the Company and a decline in share prices should ensue, whereby their ability to sell their shares is limited.

     2.6 With respect to the Shareholder's argument regarding inside information (as such term is defined in the Securities Law), the Company's board rejects these arguments outright and wished to clarify that the Company operates in accordance with the law.

     2.7 At the end of his application, the Shareholder demands that the Company undertake to issue rights to all Company shareholders at a price of 2.1 dollars per share in a quantity to be fixed in proportion to the number of shares offered to investors.

          In light of the contents of section 2 above, the board is of the opinion that the Shareholder's argument lacks any substance and, accordingly, it would be totally inappropriate to acquiescing to his demand to issue rights to all Company shareholders, and especially where this involves the issuing of rights based on the share value which represented the share price on the Stock Exchange a number of months ago and prior to disclosure of the Transaction.

          More importantly, as noted in section 2.2 above, one of Nouvelle's conditions for the Transaction is that the holdings by the Nouvelle Group and by Mivtach Shamir jointly exceed 45% of voting rights in the Company. Accepting the Shareholder's position, aside from the fact that it lacks any basis, would, in all probability, lead to cancellation of the Transaction and loss of an important business opportunity for the Company, harming the Company's shareholders.

     3. In light of all the aforesaid, the Company's board reaffirms its position that there is no substance to the arguments raised in the Position Announcement, and that the Transaction being brought before the shareholders for approval constitutes an especially important business opportunity for the Company, under which, INTER ALIA, substantial sums will flow into the Company, allowing it to deal with the challenges that it is currently facing, including continued implementation of the Company's turnaround program, financial flexibility and penetration of new markets and new customers in a manner likely to make a positive contribution to its operating results.

          It should be noted that the Company made the disclosure within the framework of the Immediate Report concerning the Transaction, including the entire set of agreements included therein, and the Transaction, in its entirety, is being brought for the approval of the general meeting of shareholders, which is able to express its position with regard to the Transaction by their very votes in favor or against the Transaction, whereby the approval of the Transaction requires a special majority of shareholders who have no personal interest in the Transaction pursuant to the provisions of section 275 of the Companies Law.

                  YOURS FAITHFULLY,

           BOARD OF DIRECTORS, TEFRON LTD